

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

<u>Via E-mail</u>
Tracy K. Gibbs
Chief Executive Officer
Nutranomics, Inc.
11487 South 700 East
Salt Lake City, Utah 84020

> **Re: Nutranomics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2014**
> **File No. 333-194373**

Dear Dr. Gibbs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please file as an exhibit to this registration statement your equity purchase agreement with Southridge Partners II, LP ("Southridge").

2.   Please be sure to update your financial statements as required by Article 8 of Regulation S-X. Please also provide updated executive compensation information for the year ended October 31, 2013.

Past Transactions With Southridge Capital Group, page 7

3.   As your equity purchase agreement is with Southridge Partners II, LP, please explain the relationship between Southridge Partners II, LP and Southridge Capital Group, which is referenced in your heading.

Capital Requirements, page 8

4.   Please expand your disclosure under this section to discuss the likelihood that you will ever receive or need the full $10,000,000 available to you under your equity line agreement. If you are unlikely to receive the full $10,000,000, please explain why you chose this particular dollar amount for your equity line.

Risk Factors, page 8

Risks Relating to Ownership of Our Securities, page 12

5.   Please add a risk factor discussing the dilutive effect of the pricing mechanism involved in the equity line agreement.

Selling Security Holder, page 16

6.   Please disclose the nature of any material relationship within the past three years between Southridge or its predecessors or affiliates and you or your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

7.   We note your statements throughout the document that Southridge is not permitted to assign its obligations under the Equity Purchase agreement. This appears to be consistent with Article 10.3 of your equity purchase agreement filed as Exhibit 10.1 to your Form 8-K filed December 13, 2013. However, you refer several times on pages 16 and 17 of this registration statement to Southridge's "assignees" or "transferees." Please revise or explain this apparent contradiction. Note that you will be unable to proceed with this indirect primary offering unless your equity line agreement with Southridge prohibits the transfer of Southridge's interest prior to exercise under the arrangement. Refer to Question 139.16 of our Compliance & Disclosure Interpretations of the Securities Act Rules available on our website at www.sec.gov.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief